Exhibit 99.2

8 March 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Posting of Circular and Notice of General Meeting

Proposed Share Consolidation, Authority to Allot Shares, Disapplication of Pre-Emption Rights, Change of Name, Adoption of New Articles and Cancellation of Admission to Trading on AIM

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces, further to the Company’s announcements of 9 February and 15 February 2023, that a circular (the “Circular”) and formal Notice of General Meeting was posted to shareholders yesterday and will be made available on the Company’s website at: www.midatechpharma.com/investors/shareholder-information.

The Circular contains details of, inter alia, the Company’s proposed share consolidation, authority to allot ordinary shares and to disapply pre-emption rights, change of name, adoption of New Articles, and cancellation of the admission of the Company’s ordinary shares to trading on AIM, all of which are subject to, inter alia, approval by shareholders at the General Meeting.

Proposed Share Consolidation

Midatech’s Board is proposing a resolution at the General Meeting to seek approval for a consolidation of the ordinary shares of £0.001 each in the capital of the Company (the “Ordinary Shares”), such that every 20 Ordinary Shares will be consolidated into one new ordinary share of £0.02 nominal value each (the “Consolidated Ordinary Shares”) (the “Share Consolidation”).

The Company incurs certain costs based on the number of ADSs in issue from time to time which could be reduced if the number of underlying Ordinary Shares and consequently ADSs were to be reduced by way of the proposed Share Consolidation. The Board also believes that the Share Consolidation could improve the marketability of the Ordinary Shares and reduce volatility in the Company’s share price by potentially narrowing the spread of the bid and offer price in respect of the Ordinary Shares.

The effective date of the Share Consolidation is expected to be 27 March 2023. Subject to receipt of shareholder approval in respect of the Share Consolidation, holders of Ordinary Shares will be mandatorily required to surrender their Ordinary Shares for cancellation and in exchange receive one new Consolidated Ordinary Share (ISIN: GB00BNGF1L75) for every 20 existing Ordinary Shares (ISIN: GB00BKT14T00) held. No shareholder will be entitled to a fraction of a Consolidated Ordinary Share. Instead, their entitlement will be rounded down to the nearest whole number of Consolidated Ordinary Shares. Fractional entitlements to Consolidated Ordinary Shares will then be aggregated and sold in the market following Admission on behalf of, and the proceeds of sale applied for, the benefit of the Company.

Other than the change in nominal value, the Consolidated Ordinary Shares arising on implementation of the Share Consolidation will have the same rights as the existing Ordinary Shares, including voting, dividend and other rights.

Subject to the Share Consolidation being approved by shareholders at the General Meeting, the Company intends to change the ratio of its ADSs from 1 ADS representing 25 Ordinary Shares to a new ratio of 1 ADS representing 5 Ordinary Shares (the “Ratio Change”) in order to, in conjunction with the Share Consolidation, bring the price of the ADSs into compliance with NASDAQ’s US$1.00 minimum bid price per share requirement. The Company can give no assurance that the Share Consolidation and the Ratio Change will be successful in achieving the Company’s goal of regaining compliance with NASDAQ’s minimum bid price requirement.

Proposed Authority to Allot Shares and Disapplication of Pre-Emption Rights

As detailed in the Company’s announcement of 9 February 2023, the recent Private Placement contained provisions whereby the effective issue price may be adjusted by way of the Price Adjustment Mechanism with a floor price of US$0.30 per Unit, or, subject to shareholder approval, US$0.10 per Unit, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement. For the avoidance of doubt, the Price Adjustment Mechanism can only result in an increase in the number of securities being issued pursuant to the Private Placement, not a decrease in the subscription value or proceeds which is fixed at an aggregate of US$6.0 million gross and has already been received by the Company.

The Company’s pre-existing authority to allot shares is sufficient to allot the number of additional new Ordinary Shares and/or new ADSs (including those to be issued on exercise of the Pre-Funded Warrants) as would potentially be required pursuant to the Price Adjustment Mechanism provided that the issue price is not less than US$0.30. However, the Company does not currently have sufficient authority to allot the number of new Ordinary Shares as would be required upon exercise of the A Warrants, B Warrants, Ladenburg Warrants and Waiver Warrants and, accordingly, all such Warrants are subject to shareholder approval at the forthcoming General Meeting. In addition, subject to shareholder approval being obtained at the General Meeting, the floor price in respect of the Price Adjustment Mechanism would be reduced to US$0.10 per Unit and, accordingly, shareholder approval is being sought to enable the Company to potentially allot up to the maximum number of new Ordinary Shares as would be required should the issue price be adjusted to US$0.10 and all Pre-Funded Warrants be exercised.

In addition, the Company is putting forward a resolution to generally approve the allotment and issue of new Ordinary Shares, with such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2025, representing approximately 100 per cent. of the Company’s fully diluted share capital following Admission, assuming that the maximum number of Pre-Funded Warrants are granted pursuant to the abovementioned Price Adjustment Mechanism thereby adjusting the issue price to the floor of US$0.10 per Unit.

The Board is proposing to disapply the pre-emption rights associated with the allotment of new Ordinary Shares as described above, subject to receiving the requisite shareholder approval.

Proposed Change of Name

Subject to approval by shareholders of the relevant resolution at the General Meeting, Midatech’s name is intended to be changed to Biodexa Pharmaceuticals PLC on or around 27 March 2023. The new AIM Symbol/TIDM will be “BDRX” once the name change is effected, and the new trading symbol on NASDAQ is expected to also be “BDRX”.

Proposed AIM Cancellation and Adoption of New Articles

Subject to shareholder approval, the admission of the Ordinary Shares to trading on AIM is intended to be cancelled (the “AIM Cancellation”), although trading on NASDAQ in the ADSs will be maintained.

The Board has decided to propose the AIM Cancellation for the following reasons:

•	an increasingly smaller proportion of trading in the Ordinary Shares is conducted on AIM compared to NASDAQ and such trend is likely to continue following registration of the ADSs issued, and to be issued following the potential future exercise of the Warrants, in connection with the Private Placement;

•	the AIM Cancellation is expected to further enhance the liquidity of trading in the Company’s securities by combining on NASDAQ the current volume of transactions from both NASDAQ and AIM, thereby making the Company’s securities more liquid and attractive to potential investors;

•	a NASDAQ-only listing structure provides for a more streamlined operation that better aligns with the therapeutics companies that are Midatech’s true peers;

•	the cost, management time commitment and the burden of complying with the AIM Rules and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ Rules and the Company sees advantages in reducing its cost base as it progresses its clinical programmes and commercial strategy; and

•	ADSs representing the Ordinary Shares will still be tradeable by Shareholders on NASDAQ.

The AIM Cancellation is expected to take place approximately one month following the General Meeting (assuming the Company obtains approval from shareholders to the AIM Cancellation), in order to give shareholders sufficient time to convert their existing Ordinary Shares into ADSs. Shareholders are recommended to refer to the ‘Frequently Asked Questions’ document that accompanies the Circular and is available on the Company’s website, which addresses further questions in respect of the implications of the AIM Cancellation in relation to holdings of existing Ordinary Shares.

In connection with the AIM Cancellation, and in order to facilitate the sole remaining listing on NASDAQ, it is proposed that the Company will adopt New Articles at the General Meeting. The New Articles make a number of changes that are either administrative in nature or reflect certain updates in applicable law or best practice for companies with shares and ADSs admitted to trading on NASDAQ.

General Meeting

The General Meeting has been convened for 10.00 a.m. GMT on 24 March 2023 at the Company’s offices at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ. While the Company will hold the General Meeting at its offices, shareholders may not wish to attend the General Meeting in person but instead be represented by the Chair of the General Meeting acting as their proxy. Further details on how to vote by proxy are set out in the Notice of General Meeting.

The Circular and associated documents are also available in the “Investors” section of the Company’s website at www.midatechpharma.com/investors/shareholder-information.

Board Recommendation

The Board considers the resolutions being tabled at the General Meeting to be in the best interests of the Company and its shareholders as a whole, and consequently the Directors unanimously recommend that shareholders vote in favour of the resolutions.

Expected Timetable of Principal Events

Event	Time and/or date 2023
Publication of the Circular and Forms of Proxy	7 March
Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 22 March
General Meeting	10.00 a.m. on 24 March
Consolidation Record Date	6.00 p.m. on 24 March
Share Consolidation effective	8.00 a.m. on 27 March
Admission effective and dealings in the Consolidated Ordinary Shares expected to commence on AIM	8.00 a.m. on 27 March
CREST accounts expected to be credited with the Consolidated Ordinary Shares (where applicable)	8.00 a.m. on 27 March
Dispatch of definitive share certificates (where applicable) in respect of the Consolidated Ordinary Shares	week commencing 3 April
Cancellation of admission of Ordinary Shares to trading on AIM	26 April

Additional Information

The Company notes its announcement of 15 February 2023 confirming the closing of the US$6 million gross private placement and confirms that the results of the forthcoming General Meeting will have no impact on the Company’s receipt of the net proceeds from such fundraising.

Capitalised terms used herein shall have the same meanings as those set out in the Circular unless the context requires otherwise.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser and Broker)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or the United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange’s AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.